40-33
811-4015

Kirkpatrick & Lockhart LLP

JEFFREY B. MALETTA
(202) 778-9062
Fax: 202-778-9100
jmaletta@kl.com

1800 Massachusetts Avenue, NW
Suite 200
Washington, DC 20036-1221
202.778.9000
www.kl.com

June 18, 2004

<u>BY HAND</u>

04032485

JUN 18 2004

Public Filing Room
United States Securities and Exchange Commission
450 5th Street, N.W.
Washington, D.C. 20549

Re: *In re Eaton Vance Mutual Funds Fee Litigation*
Master File No. 04-CV-1144
<u>Filing Pursuant to Section 33 of the Investment Company Act of 1940</u>

PROCESSED
JUN 22 2004
THOMSON FINANCIAL

Dear Sir or Madam:

Enclosed please find a copy of the Consolidated Amended Complaint in the above-referenced civil action filed in the United States District Court for the Southern District of New York.

Please do not hesitate to contact me if you have any questions concerning this matter.

Sincerely,

Jeffrey B. Maletta /bs

Jeffrey B. Maletta

JBM/bs
Enclosure

cc: Alan R. Dynner, Esq.

UNITED STATES DISTRICT COURT
SOUTHERN DISTRICT OF NEW YORK

In re EATON VANCE MUTUAL FUNDS FEE LITIGATION)	MASTER FILE: 04-cv-1144 (JGK)
THIS DOCUMENT RELATES TO: ALL ACTIONS)	

CONSOLIDATED AMENDED COMPLAINT

Plaintiffs, by and through their counsel, allege the following based upon the investigation of counsel, which included interviews with persons with knowledge of the conduct complained of herein and a review of United States Securities and Exchange Commission ("SEC") filings, as well as other regulatory filings, reports, advisories, press releases, and media reports. Plaintiffs believe that substantial additional evidentiary support will exist for the allegations set forth herein after an opportunity for discovery.

INTRODUCTION

1. This is a federal class action based upon the failure of defendant Eaton Vance Corp. ("Eaton Vance"), and those of its subsidiaries and affiliates also named herein as defendants, to disclose excessive fees and commissions they siphoned from Eaton Vance mutual fund investors in order to improperly pay and induce brokers to steer investors into Eaton Vance mutual funds. As a result of their material omissions and conduct detailed below, defendants are now liable under the Investment Advisers Act of 1940 (the "Investment Advisers Act"); the Investment Company Act of 1940 (the "Investment Company Act"); New York General Business Law §349; unjust enrichment; and, for breaches of their common law fiduciary duties to a class (the "Class") of all persons or entities who held one or more shares of Eaton Vance mutual funds, set forth in Exhibit A hereto (the "Eaton Vance Funds" or the "Funds"), during the period January 30, 1999 to November 17, 2003 (the "Class Period").

2. In essence, defendants made undisclosed payments to brokers to induce them to direct investors into Eaton Vance Funds. Then, once invested in one or more of the Eaton Vance Funds, the investors in Eaton Vance Funds were charged and paid undisclosed fees to the defendants that were improperly used by the defendants to pay brokers to push Eaton Vance Funds on yet more investors in order to increase the level of investments in Eaton Vance Funds.

3. Defendants' practice of charging excessive fees and commissions to Eaton Vance Funds investors to pay and induce brokers to steer investors into the Eaton Vance Funds necessarily created insurmountable conflicts of interest for the brokers who were purportedly acting in the best interests of their clients – but in fact were only concerned with their pay-offs from Eaton Vance.

4. The practice of charging excessive fees and commissions also created an insurmountable conflict of interest for the investment advisers to the Eaton Vance Funds who had a duty to act in the best interests of fund investors, but were, in fact, only concerned with siphoning fees from the funds to induce brokers to artificially increase the number of Eaton Vance Fund investments. Eaton Vance was motivated to engage in this undisclosed plan of charging excessive fees to induce brokers to steer investors into Eaton Vance Funds because the fees it collected for managing and advising the Eaton Vance Funds were calculated as a percentage of assets under management, and, therefore, tended to increase as the number of Eaton Vance Funds investors grew.

5. Defendants purposefully omitted disclosing any of the improper excessive fees and commissions passed on to plaintiffs and other members of the Class. The defendants concealed such fees used to induce brokers to push Eaton Vance Funds as they realized that the inducements created an insurmountable conflict of interest significant to any reasonable person

deciding how to invest his or her money. As summed up by William Galvin, the Secretary of the Commonwealth of Massachusetts, who is currently investigating the conflicts of interest created by Eaton Vance's wrongful conduct:

> While few would be surprised to learn that a used car salesman would put you in a lemon for an extra two hundred buck commission, how many people know their broker might be doing the same thing? You would think that investors have a right to know this goes on. We sure do.

http://www.state.ma.us/sec/sct/sctpdf/mspr071403.pdf.

6. As described by Sen. Peter Fitzgerald (R-Ill.) in a January 28, 2004 *Los Angeles Times* article about a Senate committee hearing on mutual funds, the mutual fund industry "is indeed the world's largest skimming operation," tantamount to "a $7-trillion trough exploited by fund managers, brokers and other insiders."

7. The truth about Eaton Vance finally emerged on November 17, 2003, when the SEC and the National Association of Securities Dealers ("NASD") fined and sanctioned the brokerage house Morgan Stanley DW, Inc. ("Morgan Stanley") for, among other wrongdoing, accepting defendants' impermissible payments in exchange for aggressively pushing Eaton Vance Funds over other funds. The SEC stated that "this matter arises from Morgan Stanley DW's failure to disclose adequately certain material facts to its customer...[namely that] it collected from a select group of mutual fund complexes amounts in excess of standard sales loads and Rule 12b-1 trail payments." *http://www.sec.gov/litigation/admin/33-8339.htm.*

8. Likewise, in the NASD news release announcing the action it had taken against Morgan Stanley regarding, among other wrongdoing, the improper payments Morgan Stanley had received from Eaton Vance, the NASD stated the following:

> [t]his extra compensation paid to Morgan Stanley for the preferential treatment included millions of dollars paid by the

> mutual funds through commissions charged by the firm for trades it executed for the funds. These commissions were sufficiently large to pay for the special treatment, as well as the costs of trade execution. This conduct violates NASD's Anti-Reciprocal Rule, Conduct Rule 2830(k), which prohibits members from favoring the distribution of shares of particular mutual funds on the basis of brokerage commissions to be paid by the mutual fund companies.

http://www.nasdr.com/news/pr2003/release_03_051.html.

JURISDICTION AND VENUE

9. The claims asserted herein arise under and pursuant to Sections 34(b), 36(b) and 48(a) of the Investment Company Act, 15 U.S.C. §§80a-33(b), 80a-35(a) and (b) and 80a-47(a), Sections 206 and 215 of the Investment Advisers Act, 15 U.S.C. §§80b-6 and 80b-15, CPLR §349 and the common law.

10. This Court has jurisdiction over the subject matter of this action pursuant to Section 44 of the Investment Company Act, 15 U.S.C. §80a-43; Section 214 of the Investment Advisers Act, 15 U.S.C. §80b-14; and 28 U.S.C. §1391(b).

11. Many of the acts charged herein, including the failure to disclose the excessive fees and commissions that defendants improperly siphoned from Eaton Vance Funds investors, occurred in substantial part in this District. Defendants conducted other substantial business within this District and many Class members reside within this District. For example, defendant OrbiMed Advisors LLC ("OrbiMed") was at all relevant times, and still is, headquartered in this District. Additionally, the Eaton Vance portfolios in which the Eaton Vance Funds invest are organized as trusts under the laws of the state of New York.

12. In connection with the acts alleged in this complaint, defendants, directly or indirectly, used the means and instrumentalities of interstate commerce, including, but not limited to, the mails, interstate telephone communications, and the facilities of the national securities markets.

PARTIES

Plaintiffs

13. Plaintiff Stephen R. Alexander purchased and held during the Class Period shares or units of the Eaton Vance Worldwide Health Sciences Fund and has been damaged by the conduct alleged herein.

14. Plaintiff Paul Bellikoff purchased and held during the Class Period, and continues to hold, shares or units of the Eaton Vance Information Age Fund and has been damaged by the conduct alleged herein. On or about November 4, 2003, the Eaton Vance Information Age Fund changed its name to the Eaton Vance Global Growth Fund.

15. Plaintiff Marvin Goldfarb purchased and held during the Class Period, and continues to hold, shares or units of the Eaton Vance California Municipals Fund and has been damaged by the conduct alleged herein.

16. Plaintiff Phyllis Ann Jaffee Revocable Trust purchased and held during the Class Period shares or units of the Eaton Vance Worldwide Health Sciences Fund and has been damaged by the conduct alleged herein.

17. Plaintiff Igor Lukashevich purchased and held during the Class Period, and continues to hold, shares or units of the Eaton Vance Worldwide Health Sciences Fund and has been damaged by the conduct alleged herein.

18. Plaintiff John B. Perkins purchased during the Class Period shares or units of the Eaton Vance Worldwide Health Sciences Fund and has been damaged by the conduct alleged herein.

The Parent Companies

19. Defendant Eaton Vance is the ultimate parent company of the investment adviser defendants Eaton Vance Management and Boston Management and Research, identified below,

defendants Eaton Vance, Inc. and Eaton Vance Distributors, Inc. as well as the Eaton Vance Funds. Eaton Vance also owns a significant interest in defendant Lloyd George Management (B.V.I.) Limited. At all relevant times, Eaton Vance was involved in creating, marketing and managing investment funds and providing investment management services to institutions and individuals. As of October 31, 2003, Eaton Vance managed $75 billion in assets. Eaton Vance conducts its investment management business through its two wholly-owned subsidiaries, Eaton Vance Management and Boston Management and Research. In its annual report on Form 10-K filed with the SEC on January 21, 2004, Eaton Vance reported 2003 annual investment advisory and administration fee revenue of $296 million. The largest category of investment advisory fees consisted of fees from mutual funds, which fees are based on the daily average net assets of the funds. Eaton Vance reported annual fund fees of $237 million in 2003, $225 million in 2002, $226 million in 2001 and $204 million in 2000. Eaton Vance is incorporated in Maryland and its principal executive offices are located at The Eaton Vance Building, 255 State Street, Boston, Massachusetts 02109.

20. Defendant Eaton Vance, Inc. ("EV") served as trustee of the Eaton Vance Funds investment advisers Eaton Vance Management and Boston Management and Research, described below, and is a wholly-owned subsidiary of Eaton Vance. EV is a Massachusetts corporation located at 255 State Street, Boston, Massachusetts 02109.

21. Defendant Lloyd George Management (B.V.I.) Limited ("LGML") is the parent company of defendant Llloyd George Management, defined below. During the Class Period, Eaton Vance owned a significant interest in LGML. LGML is located at Suite 3808, One Exchange Square, Central, Hong Kong.

The Investment Advisers

22. Defendant Eaton Vance Management ("EVM"), a wholly-owned subsidiary of Eaton Vance, is registered as an investment adviser under the Investment Advisers Act and managed and advised the Eaton Vance Funds, with the exceptions of the Eaton Vance Funds managed by co-defendants OrbiMed and Lloyd George Management, identified below. However, pursuant to agreements with OrbiMed and Lloyd George Management, defendant EVM, as investment adviser to the Funds, provided overall investment management services to each of the Master Funds, subject to the supervision of each fund's board of trustees. Defendant EVM also served as administrator or manager to the funds (including those managed by Lloyd George Management and OrbiMed) and was responsible for managing the business affairs of these funds, subject to the oversight of each fund's board of trustees. EVM's services included recordkeeping, preparing and filing documents required to comply with federal and state securities laws and supervising the activities of the funds' custodian and transfer agent. EVM received fees calculated as a percentage of net assets under management and was a beneficiary of the secret plan to push Eaton Vance Funds. Defendant EVM is organized under Massachusetts law and is located at the Eaton Vance Building, 255 State Street, Boston, Massachusetts 02109.

23. Defendant Boston Management and Research ("BMR"), a wholly-owned subsidiary of Eaton Vance, is registered as an investment adviser under the Investment Advisers Act and managed and advised the Eaton Vance Funds, with the exception of the Eaton Vance Funds managed by co-defendants OrbiMed and Lloyd George Management, identified below. However, pursuant to agreements with OrbiMed and Lloyd George Management, defendant BMR, as investment adviser to the Funds, provided overall investment management services to each of the Master Funds, subject to the supervision of each fund's board of trustees. BMR

received fees calculated as a percentage of net assets under management and was a beneficiary of the secret plan to push Eaton Vance Funds. Defendant BMR is organized under Massachusetts law and is located at the Eaton Vance Building, 255 State Street, Boston, Massachusetts 02109.

24. During the Class Period, the Eaton Vance Funds utilized a two-tiered structure in which funds with substantially identical investment objectives ("Feeder Funds") pooled their assets by investing in a common portfolio (the "Master Fund"). Each Eaton Vance Master Fund (except funds managed by Lloyd George Management or OrbiMed identified below) entered into an investment advisory agreement with defendants EVM or BMR.

25. Defendant OrbiMed is an investment management company affiliated with Eaton Vance that made investment decisions for certain of the Eaton Vance Funds, including the Eaton Vance Worldwide Health Sciences Fund. Defendant OrbiMed is registered as an investment adviser under the Investment Advisers Act. Defendant OrbiMed is located at 767 Third Avenue, New York, New York 10017.

26. Defendant Lloyd George Investment Management (Bermuda) Limited ("Lloyd George Management" or "LGM") is an investment management company affiliated with Eaton Vance that made investment decisions for certain of the Eaton Vance Funds, including the Eaton Vance Asian Small Companies Fund; the Eaton Vance Emerging Markets Fund; the Eaton Vance Greater China Growth Fund; and the Eaton Vance Greater India Fund. Defendant LGM is registered as an investment adviser under the Investment Advisers Act and is located at Suite 3808, One Exchange Square, Central, Hong Kong.

27. Defendants EVM, BMR, OrbiMed and LGM are referred to collectively herein as the "Investment Adviser Defendants." Fees payable to the Investment Adviser Defendants are calculated as a percentage of fund assets under management. The Investment Adviser

Defendants had ultimate responsibility for overseeing the day-to-day management of the Eaton Vance Funds.

The Directors, Officers and Trustees of the Eaton Vance Funds

28. During the Class Period, defendant Jessica M. Bibliowicz ("Bibliowicz") was a Director or Trustee charged with overseeing 193 Portfolios in the Fund complex which includes both master and feeder funds in the master-feeder structure. Bibliowicz also serves as President and CEO of National Financial Partners, an independent distributor of financial services. Bibliowicz violated her fiduciary duties to the Funds and the Funds investors by knowingly and recklessly participating in, approving, and/or allowing the conduct complained of herein. For her service as a Director or Trustee, in 2003 Bibliowicz received compensation of $160,000.

29. During the Class Period, defendant James B. Hawkes ("Hawkes") was a Director or Trustee charged with overseeing 195 Portfolios in the Fund complex which includes both master and feeder funds in the master-feeder structure. In the past five years, Hawkes also served as Chairman, President and Chief Executive Officer of Eaton Vance, EVM, BMR and EV. Hawkes also served as Director of EV and Vice President and Director of EVD. Hawkes violated his fiduciary duties to the Funds and the Funds investors by knowingly and recklessly participating in, approving, and/or allowing the conduct complained of herein. In 2003, in his capacity as CEO of Eaton Vance, Hawkes received compensation in excess of $3.1 million.

30. During the Class Period, defendant Samuel L. Hayes, III ("Hayes"), was a Director or Trustee charged with overseeing 195 Portfolios in the Fund complex which includes both master and feeder funds in the master-feeder structure. Hayes violated his fiduciary duties to the Funds and the Funds investors by knowingly and recklessly participating in, approving,

and/or allowing the conduct complained of herein. For his service as a Director or Trustee, in 2003 Hayes received compensation of $180,000.

31. During the Class Period, defendant William H. Park ("Park") was a Director or Trustee charged with overseeing 192 Portfolios in the Fund complex which includes both master and feeder funds in the master-feeder structure. Park violated his fiduciary duties to the Funds and the Funds investors by knowingly and recklessly participating in, approving, and/or allowing the conduct complained of herein. For his service as a Director or Trustee, in 2003 Park received compensation of $160,000.

32. During the Class Period, defendant Ronald A. Pearlman ("Pearlman") was a Director or Trustee charged with overseeing 192 Portfolios in the Fund complex which includes both master and feeder funds in the master-feeder structure. Pearlman violated his fiduciary duties to the Funds and the Funds investors by knowingly and recklessly participating in, approving, and/or allowing the conduct complained of herein. For his service as a Director or Trustee, in 2003 Pearlman received compensation of $160,000.

33. During the Class Period, defendant Norton H. Reamer ("Reamer") was a Director or Trustee charged with overseeing 195 Portfolios in the Fund complex which includes both master and feeder funds in the master-feeder structure. Reamer violated his fiduciary duties to the Funds and the Funds investors by knowingly and recklessly participating in, approving, and/or allowing the conduct complained of herein. For his service as a Director or Trustee, in 2003 Reamer received compensation of $170,000.

34. During the Class Period, defendant Lynn A. Stout ("Stout") was a Director or Trustee charged with overseeing 195 Portfolios in the Fund complex which includes both master and feeder funds in the master-feeder structure. Stout violated her fiduciary duties to the Funds

and the Funds investors by knowingly and recklessly participating in, approving, and/or allowing the conduct complained of herein. For her service as a Director or Trustee, in 2003 Stout received compensation of $160,000.

35. During the Class Period, defendant Donald R. Dwight ("Dwight") was a Director or Trustee charged with overseeing 190 Portfolios in the Eaton Vance Fund complex which includes both master and feeder funds in the master-feeder structure. Dwight violated his fiduciary duties to the Funds and the Funds investors by knowingly and recklessly allowing the conduct complained of herein. For his service as a Director or Trustee, in 2002 Dwight received compensation of $162,500.

36. During the Class Period, defendant Jack L. Treynor ("Treynor") was a Director or Trustee charged with overseeing 171 Portfolios in the Eaton Vance Fund complex which includes both master and feeder funds in the master-feeder structure. Treynor violated his fiduciary duties to the Funds and the Funds investors by knowingly and recklessly allowing the conduct complained of herein. For his service as a Director or Trustee, in 2002 Treynor received compensation of $170,000.

37. During the Class Period, defendant Thomas E. Faust, Jr. ("Faust") was the President or Vice-President of Eaton Vance Mutual Funds Trust, Eaton Vance Special Investment Trust, Eaton Vance Investment Trust and Eaton Vance Growth Trust, and thus responsible for overseeing dozens of Portfolios in the Eaton Vance Fund complex which includes both master and feeder funds in the master-feeder structure. Faust violated his fiduciary duties to the Funds and the Funds investors by knowingly and recklessly allowing the conduct complained of herein.

38. During the Class Period, defendant Thomas J. Fetter ("Fetter") was the President of Eaton Vance Municipals Trust and Eaton Vance Municipals Trust II, and the Vice-President of Eaton Vance Mutual Funds Trust, and thus responsible for overseeing dozens of Portfolios in the Eaton Vance Fund complex which includes both master and feeder funds in the master-feeder structure. During the Class Period, Fetter was also the Portfolio Manger of the Eaton Vance South Carolina Municipals Fund, the Eaton Vance Ohio Municipals Fund and the Eaton Vance New York Municipals Fund. Fetter violated his fiduciary duties to the Funds and the Funds investors by knowingly and recklessly allowing the conduct complained of herein.

39. During the Class Period, defendant Michael R. Mach ("Mach") was Vice-President of the Eaton Vance Mutual Funds Trust and the Eaton Vance Large-Cap Value Portfolio. During the Class Period, Mach also acted as the Portfolio Manager of the Eaton Vance Tax-Managed Dividend Income Fund, the Eaton Vance Tax-Managed Value Portfolio and the Eaton Vance Large-Cap Value Portfolio. During the Class Period, Mach acted as Vice-President of EVM and BMR and was an officer of 24 registered investment companies managed by EVM or BMR. Mach violated his fiduciary duties to the Funds and the Funds investors by knowingly and recklessly allowing the conduct complained of herein.

40. During the Class Period, defendant Judith A. Saryan ("Saryan") was Vice-President of the Eaton Vance Mutual Funds Trust and the Eaton Vance Utilities Portfolio. During the Class Period, Saryan also acted as Portfolio Manager of the Eaton Vance Tax-Managed Dividend Income Fund and the Eaton Vance Utilities Portfolio. During the Class Period, Saryan acted as Vice-President of EVM and BMR and was officer of 23 registered investment companies managed by EVM or BMR. Saryan violated her fiduciary duties to the

Funds and the Funds investors by knowingly and recklessly allowing the conduct complained of herein.

41. During the Class Period, defendant Cynthia A. Clemson ("Clemson") was Vice-President of the Eaton Vance Arizona Municipals Portfolio, the Eaton Vance California Limited Maturity Municipals Fund, the Eaton Vance California Municipals Portfolio, the Eaton Vance Florida Insured Municipals Portfolio, the Eaton Vance Florida Limited Maturity Municipals Portfolio, the Eaton Vance Florida Municipals Fund, the Eaton Vance Georgia Municipals Portfolio, the Eaton Vance Mississippi Municipals Portfolio, the Eaton Vance Missouri Municipals Portfolio, the Eaton Vance Pennsylvania Limited Maturity Municipals Portfolio, the Eaton Vance Pennsylvania Municipals Portfolio and the Eaton Vance Tennessee Municipals Portfolio. During the Class Period, Clemson also acted as the Portfolio Manager of all such Portfolios. During the Class Period, Clemson acted as Vice-President of EVM and BMR and was an officer of 20 registered investment companies managed by EVM or BMR. Clemson violated her fiduciary duties to the Funds and the Funds investors by knowingly and recklessly allowing the conduct complained of herein.

42. During the Class Period, defendant Robert B. MacIntosh ("MacIntosh") was Vice-President of the Eaton Vance Mutual Funds Trust, the Eaton Vance Municipals Trust, the Eaton Vance Investment Trust and the Eaton Vance Municipals Trust II. During the Class Period, MacIntosh was the Portfolio Manager of the Eaton Vance Hawaii Municipals Fund, the Eaton Vance Louisiana Municipals Fund, the Eaton Vance Massachusetts Municipals Fund, the Eaton Vance Minnesota Municipals Fund, the Eaton Vance New Jersey Municipals Fund, the Eaton Vance North Carolina Municipals Fund, the Eaton Vance Rhode Island Municipals Fund, the Eaton Vance Virginia Municipals Fund and the Eaton Vance West Virginia Municipals Fund.

During the Class Period, MacIntosh acted as Vice-President of EVM and BMR and was an officer of 127 registered investment companies managed by EVM or BMR. MacIntosh violated his fiduciary duties to the Funds and the Funds investors by knowingly and recklessly allowing the conduct complained of herein.

43. During the Class Period, defendant Duncan W. Richardson ("Richardson") was Vice-President of the Eaton Vance Mutual Funds Trust and the Eaton Vance Variable Trust. During the Class Period, Richardson also acted as Portfolio Manager of the Eaton Vance Tax-Managed Growth Portfolio, Senior Vice-President and Chief Equity Investment Officer of EVM and BMR and officer of 41 registered investment companies managed by EVM or BMR. Richardson violated his fiduciary duties to the Funds and the Funds investors by knowingly and recklessly allowing the conduct complained of herein.

44. During the Class Period, defendant William H. Ahern, Jr. ("Ahern") was Vice-President of the Eaton Vance Mutual Funds Trust. During the Class Period, Ahern also acted as Portfolio Manager of the Alabama Municipals Portfolio, the Eaton Vance Colorado Municipals Portfolio, the Eaton Vance Connecticut Municipals Portfolio, the Eaton Vance Kentucky Municipals Portfolio, the Eaton Vance Maryland Municipals Portfolio, the Eaton Vance Massachusetts Limited Maturity Municipals Portfolio, the Eaton Vance Michigan Municipals Portfolio, the Eaton Vance New Jersey Limited Maturity Municipals Portfolio, the Eaton Vance New York Limited Maturity Municipals Portfolio and the Eaton Vance Ohio Limited Maturity Municipals Portfolio. During the Class Period, Ahern also served as Vice-President of EVM and BMR and as an officer of 35 registered investment companies manage by EVM or BMR. Ahern violated his fiduciary duties to the Funds and the Funds investors by knowingly and recklessly allowing the conduct complained of herein.

45. During the Class Period, defendant Scott H. Page ("Page") was President of the Eaton Vance Institutional Senior Floating-Rate Fund and Eaton Vance Prime Rate Reserves. During the Class Period, Page also acted as Portfolio Manager of the Eaton Vance Institutional Floating-Rate Portfolio and Eaton Vance Prime Rate Reserves. During the Class Period, Page acted as Vice-President of EVM and BMR and was an officer of 11 registered investment companies managed by EVM or BMR. Page violated his fiduciary duties to the Funds and the Funds investors by knowingly and recklessly allowing the conduct complained of herein.

46. During the Class Period, defendant Michael W. Weilheimer ("Weilheimer") was Vice-President of the Eaton Vance Variable Trust. During the Class Period, Weilheimer also acted as Vice-President of EVM, BMR and EVD, as defined below, and was an officer of eight registered investment companies managed by EVM or BMR. Weilheimer violated his fiduciary duties to the Funds and the Funds investors by knowingly and recklessly allowing the conduct complained of herein.

47. During the Class Period, defendant Payson F. Swaffield ("Swaffield") served as Vice President of the Eaton Vance Variable Trust, the Eaton Vance Institutional Senior Floating-Rate Fund and Eaton Vance Prime Rate Reserves. During the Class Period, Swaffield also served as Portfolio Manger of the Eaton Vance Institutional Senior Floating-Rate Fund and Eaton Vance Prime Rate Reserves; Vice-President of EVM and BMR; and as an officer of 12 registered investment companies managed by EVM or BMR. Swaffield violated his fiduciary duties to the Funds and the Funds investors by knowingly and recklessly allowing the conduct complained of herein.

48. During the Class Period, Defendant Edward E. Smiley, Jr. ("Smiley") served as Vice-President of the Eaton Vance Special Investment Trust and the Eaton Vance Mutual Funds

Trust. During the Class Period, Smiley also served as Vice-President of the Eaton Vance Small Cap Growth Portfolio, the Eaton Vance Special Equities Portfolio and the Eaton Vance Strategic Income Portfolio. During the Class Period, Smiley also served as Portfolio Manager of the Eaton Vance Small Cap Growth Portfolio and the Eaton Vance Special Equities Portfolio. During the Class Period, Smiley acted as Vice-President of EVM and BMR and was an officer of 36 registered investment companies managed by EVM or BMR. Smiley violated his fiduciary duties to the Funds and the Funds investors by knowingly and recklessly allowing the conduct complained of herein.

49. Defendants Bibliowicz, Hawkes, Hayes, Park, Pearlman, Reamer, Stout, Dwight, Treynor, Faust, Fetter, Mach, Saryan, Clemson, MacIntosh, Richardson, Ahern, Page, Weilheimer, Swaffield and Smiley are referred to collectively herein as the "Trustee Defendants" or the "Eaton Vance Funds Trustees."

The Distributor

50. During the Class Period, defendant Eaton Vance Distributors, Inc. ("EVD"), EVM's wholly-owned broker dealer registered under the Securities Exchange Act of 1934 (the "Exchange Act"), marketed and sold the Eaton Vance Funds as the Funds' principal underwriter and promoted and provided information regarding the portfolio management services of the Eaton Vance investment adviser(s) to unaffiliated third-party broker/dealer firms. EVD also implemented the Rule 12b-1 distribution plans entered into between EVD and the Eaton Vance Funds. EVD is located at The Eaton Vance Building, 255 State Street, Boston, MA 02109.

The Eaton Vance Funds

51. Nominal defendants the Eaton Vance Funds, as identified in the list annexed hereto as Exhibit A, are series of various Eaton Vance business trusts organized under the laws

of the State of Massachusetts. Each trust has a board of trustees responsible for the trust's administration. The Eaton Vance Funds offer multiple classes of shares, with each class representing a *pro rata* interest in each Eaton Vance Fund. Each Eaton Vance Fund invests its assets in a portfolio, which is an open-end management investment company with substantially the same investment objectives, policies and restrictions as each Fund. The Eaton Vance portfolios are organized as trusts under the laws of the State of New York. Each portfolio has a board of trustees charged with the overall management and supervision of the portfolio. The Eaton Vance Funds are named as nominal defendants herein to the extent that they may be deemed necessary and indispensable parties pursuant to Rule 19 of the Federal Rules of Civil Procedure and to the extent necessary to ensure the availability of adequate remedies.

The John Doe Defendants

52. The true names and capacities of defendants sued herein as John Does 1 through 100 are other active participants with the above-named participants whose identities have yet to be ascertained.

SUBSTANTIVE ALLEGATIONS

DEFENDANTS IMPROPERLY USED FUND ASSETS TO UNDULY INFLUENCE BROKERS TO PUSH EATON VANCE MUTUAL FUNDS ON UNWITTING INVESTORS

53. Unbeknownst to plaintiffs and other members of the Class, Eaton Vance used the assets of its mutual funds to improperly pay brokerages to aggressively push Eaton Vance mutual funds on unwitting investors. Ultimately, Eaton Vance's practices led to investigations by the SEC, NASD and various state regulators. To date, these investigations have resulted in fines and censure of at least one brokerage house, Morgan Stanley, for acceptance of the improper inducements from Eaton Vance.

Improper "Meeting Support And Fees"

54. Eaton Vance used what it euphemistically termed "meeting support" or "meeting fees" as a method of improper payment to brokerage houses for their directing unwitting investors into Eaton Vance Funds. According to a former Eaton Vance account manager, meeting support and fees involved substantial amounts, with as much as $60,000 or more being paid at a time to brokerages. Moreover, according to the former Eaton Vance account manager, because of the size of the transactions involved, Eaton Vance's home office would be required to grant permission for such payments, which it always did.

55. According to both a former Eaton Vance East Coast wholesaler and a former Eaton Vance marketing representative, Eaton Vance would also provide luxury outings such as golf trips and dinners to brokers that Eaton Vance again euphemistically referred to as "meeting support" to have brokers steer unwitting investors into Eaton Vance Funds.

Improper Participation in the Morgan Stanley Shelf Space Program

56. Eaton Vance participated in a payment program at Morgan Stanley referred to as the "Partners Program." The Partners Program was nothing more than a series of veiled payments by Eaton Vance to Morgan Stanley to steer unknowing investors into Eaton Vance Funds. According to one former Eaton Vance senior manager, Eaton Vance was essentially paying for "shelf space" at Morgan Stanley.

57. Through the Partners Program, Eaton Vance paid excessive commissions to Morgan Stanley brokers to induce them to sell Eaton Vance Funds. According to former Morgan Stanley brokers and internal Morgan Stanley documents, pursuant to the Eaton Vance Partners Program, Morgan Stanley adopted a new broker "Incentive Compensation" payout grid that provided up to 3% greater compensation for "asset-based products" versus "transaction-

based products." Eaton Vance Funds were classified as "asset-based products," while non-Partner Program funds were classified as "transaction-based products" and resulted in a smaller payout to the broker.

58. Because of the improper inducements paid by Eaton Vance, Morgan Stanley's management made it clear through firm-wide memos that it wanted its brokers to take advantage of the payout grid by directing investors into Eaton Vance Funds. As stated by Bruce Alonso, the managing director of Morgan Stanley's Investor Advisory Services Division, in a firm-wide message entitled "An Important Message from Bruce Alonso Regarding the 2003 Compensation Plan" circulated throughout Morgan Stanley in December of 2002: "the recently announced 2003 Compensation Plan provides you with the opportunity to increase your overall compensation by focusing on asset-based products," *i.e.*, Eaton Vance Funds.

59. Under the compensation grid discussed above, for instance, a broker whose annual production is over $1 million received 42% of the commissions on "asset-based products" and 40% of the commissions on "transaction-based products." Accordingly, brokers generally received a higher payout from the sale of funds of the Eaton Vance Funds than "non-Partner" mutual funds.

60. Additionally, in order to further push Eaton Vance Funds and reap the benefits of the extra inducements from Eaton Vance, Morgan Stanley management gave Eaton Vance Funds priority placement in the review of fund materials to be distributed to Morgan Stanley brokers; gave Eaton Vance access to Morgan Stanley's branch system at the branch managers' discretion; gave Eaton Vance direct access to Morgan Stanley brokers; included Eaton Vance in Morgan Stanley broker events; and invited Eaton Vance to participate in programs broadcasted to brokers over Morgan Stanley's internal systems.

The Fine and Censure of Morgan Stanley for its Involvement with Eaton Vance

61. Morgan Stanley is just one of the brokerage houses to which Eaton Vance made improper inducement payments in order to have Eaton Vance funds pushed on investors. For its role in accepting these payments from Eaton Vance, among other wrongdoing, Morgan Stanley has been fined and censured by the SEC and NASD and has agreed to pay fines totally $50 million.

62. With respect to the "shelf space" program involving Eaton Vance discussed above, Stephen M. Cutler, Director of the SEC's Division of Enforcement, stated that unbeknownst to investors in the Eaton Vance Funds, "Morgan Stanley received monetary incentives [from Eaton Vance] -- in the form of "shelf space" payments -- to sell particular mutual funds [*i.e.,* Eaton Vance Funds] to its customers. When customers purchase mutual funds, they should understand the nature and extent of any conflicts of interest that may affect the transaction."

63. Likewise, the investigation by the SEC and NASD and the resulting settlement with the first target, Morgan Stanley, has received wide praise, including from members of Congress. As stated by Sen. Peter Fitzgerald (R-Ill.) who is leading a Congressional inquiry of the mutual funds industry:

> The settlement goes to show that the mutual fund managers as well as broker dealers have too often viewed mutual fund shareholders as sheep to be sheared. Congress has to figure out the variety of ways people are being sheared so that we can stop it.

Brook A. Masters and Kathleen Day, *Morgan Stanley Settles with SEC, NASD; Firm Accused of Failing to Disclose Funds' Payments*, THE WASHINGTON POST, Nov. 18, 2003, at E1.

The Investigation Continues

64. On January 14, 2004, *The Wall Street Journal* published an article under the headline, "SEC Readies Cases On Mutual Funds' Deals With Brokers." Citing "a person

familiar with the investigation," the article noted that the SEC was "close to filing its first charges against mutual fund companies related to arrangements that direct trading commissions to brokerage firms that favor those fund companies' products." The article stated in pertinent part as follows:

> **The SEC has been probing the business arrangements between fund companies and brokerage firms since last spring.** It held a news conference yesterday to announce **it has found widespread evidence that brokerage firms steered investors to certain mutual funds because of payments they received from fund companies or their investment advisers as part of sales agreements.**
>
> Officials said the agency has opened investigations into eight brokerage firms and a dozen mutual funds that engaged in a longstanding practice known as "revenue sharing." Agency officials said they expect that number to grow as its probe expands. They declined to name either the funds or the brokerage firms.
>
> The SEC said payments varied between 0.05% and 0.04% of sales and up to 0.25% of assets that remained invested in the fund. [. . .]
>
> **People familiar with the investigation say regulators are looking into examples of conflict of interest when fund companies use shareholder money to cover costs of sales agreements instead of paying the sales costs themselves out of the firm's own pockets. The boards of funds, too, could be subject to scrutiny for allowing shareholders' commission dollars to be used for these sales agreements. In other cases, the SEC is probing whether funds violated policies that would require costs associated with marketing a fund to be included in a fund's so-called 12b-1 plan.**

Id. (Emphasis added).

65. Eaton Vance has admitted that the SEC, NASD and the Commonwealth of Massachusetts have focused "intensive inquiries" on Eaton Vance regarding the conduct alleged in this Complaint.

THE EATON VANCE DEFENDANTS ENGAGED IN IMPROPER CONDUCT

The Trustee Defendants Breached Their Fiduciary Duties To Eaton Vance Funds Investors

66. Eaton Vance Funds public filings state that the board of trustees for each Eaton Vance trust is responsible for the management and supervision of each fund comprising the trust. In this regard, the January 1, 2003 Statement of Additional Information attached to the Registration Statement for funds offered by the Eaton Vance Growth Trust (the "Statement of Additional Information") that included the Eaton Vance Information Age Fund and is available to the investor upon request, is typical of the Statements of Additional Information available for other Eaton Vance Funds. It states that "the Trustees of the Trust are responsible for the overall management and supervision of the affairs of the Trust."

67. Moreover, the Form 10-K for Eaton Vance for the fiscal year that ended October 31, 2003 stated, with respect to the duties of the trustees, as follows:

> [Eaton Vance's] investment advisory agreements for management services with each of the funds provide for fees ranging from 10 to 100 basis points of average net assets annually. **For funds that are registered under the Investment Company Act of 1940, as amended ("Registered Funds"), a majority of the independent trustees (i.e., those unaffiliated with the management company) of these Registered Funds must approve the investment advisory agreements annually**. The fund trustees generally may terminate these agreements upon 30 to 60 days notice without penalty. [...]
>
> [Eaton Vance] uses the Master/Feeder structure for most of its funds. Master/Feeder is a two-tiered arrangement in which funds ("Feeder Funds") with substantially identical investment objectives pool their assets by investing in a common portfolio ("Master Fund"). Each Eaton Vance Master Fund (except funds managed by LGM or OrbiMed) has entered into an investment advisory agreement with EVM or BMR. Although the specific terms of these agreements vary, the basic terms of the agreements are similar. Pursuant to the agreements, EVM or BMR provides overall investment management services to each of the Master

> Funds, **subject to the supervision of each fund's Board of Trustees in accordance with each fund's fundamental investment objectives and policies.** [...]
>
> EVM also serves as administrator or manager under an Administration Service Agreement or Management Contract (each an "Agreement") to the funds (including those managed by LGM and OrbiMed). Under such Agreements EVM is responsible for managing the business affairs of these funds, **subject to the oversight of each funds' Board of Trustees.** [...]
>
> [C]ertain funds have adopted distribution plans, which, subject to applicable law, provide for reimbursement to the Company for the payment of applicable sales commissions to retail distribution firms and for distribution services through the payment of an ongoing distribution fee (i.e., a Rule 12b-1 fee). These distribution plans are implemented through distribution agreements between EVD and the funds. Although the specific terms of the agreements vary, the basic terms of the agreements are similar. Pursuant to the agreements, EVD acts as underwriter for the fund and distributes shares of the fund through unaffiliated dealers. **Each distribution plan and agreement is initially approved and its subsequent continuance must be approved annually by the trustees of the respective funds, including a majority of the independent trustees**. [Emphasis added.]

68. Another section of the Statement of Additional Information sets forth in greater detail the purported process by which the investment managers are selected:

> In considering the renewal of the investment advisory agreement(s) between the Portfolios and the investment adviser, the Special Committee [of the Board of Trustees] considered, among other things, the following:
>
> . An independent report comparing fees (in the case of a renewal);
>
> . Information on the investment performance (in the case of a renewal), the relevant peer group(s) of funds and appropriate indices;
>
> . Sales and redemption data in respect of the Fund (in the case of a renewal);
>
> . The economic outlook and the general investment outlook in the relevant investment markets;

. Eaton Vance, Lloyd George and OrbiMed's results and financial condition and the overall organization of the investment adviser;

. Arrangements regarding the distribution of Fund shares;

. The procedures used to determine the fair value of each Fund's assets;

. **The allocation of brokerage, including allocations to soft dollar brokerage and allocations to firms that sell Eaton Vance fund shares;**

. Eaton Vance's management of the relationship with the custodian, subcustodians and fund accountants;

. The resources devoted to Eaton Vance's compliance efforts undertaken on behalf of the funds it manages and the record of compliance with the investment policies and restrictions and with policies on personal securities transactions;

. The quality, nature, cost and character of the administrative and other non-investment management services provided by Eaton Vance and its affiliates;

. Investment managing staffing;

. Operating expenses (including transfer agency expenses) paid to third parties; and

. Information provided to investors, including the Fund's shareholders.

69. The Investment Company Institute ("ICI"), of which Eaton Vance is a member, recently described the duties of mutual fund boards as follows:

> More than 77 million Americans have chosen mutual funds to gain convenient access to a professionally managed and diversified portfolio of investments.
>
> Investors receive many other benefits by investing in mutual funds, including strong legal protections and full disclosure. In addition, shareholders gain an extra layer of protection because each mutual fund has a board of directors looking out for shareholders' interests.
>
> **Unlike the directors of other corporations, mutual fund directors are responsible for protecting consumers, in this case, the funds' investors. The unique "watchdog" role, which does not exist in any**

other type of company in America, provides investors with the confidence of knowing the directors oversee the advisers who manage and service their investments.

In particular, under the Investment Company Act of 1940, the board of directors of a mutual fund is charged with looking after how the fund operates and overseeing matters where the interests of the fund and its shareholders differ from the interests of its investment adviser or management company. [Emphasis added.][1]

70. In truth and in fact, the Eaton Vance Funds boards of trustees, *i.e.*, the Trustee Defendants, were captive to and controlled by Eaton Vance and the Investment Adviser Defendants, who induced the Trustee Defendants to breach their statutory and fiduciary duties to manage and supervise the Eaton Vance Funds, approve all significant agreements and otherwise take reasonable steps to prevent the Investment Adviser Defendants from skimming Eaton Vance Funds assets. In many cases, key Eaton Vance Funds trustees and officers were employees or former employees of the Investment Adviser Defendants and were beholden for their positions, not to Eaton Vance Funds investors, but, rather, to the Investment Adviser Defendants they were supposed to oversee. The Trustee Defendants served for indefinite terms at the pleasure of the Investment Adviser Defendants and formed supposedly independent committees, charged with responsibility for billions of dollars of fund assets (much of which were comprised of investors' college and retirement savings).

71. To ensure that the trustees were compliant, the Investment Adviser Defendants often recruited key fund trustees from the ranks of investment adviser companies and paid them excessive salaries for their service as trustees. For example, James B. Hawkes, the Chairman,

---

[1] The ICI describes itself as the national association of the U.S. investment company industry. Founded in 1940, its membership includes approximately 8,601 mutual funds, 604 closed-end funds, 110 exchange-traded funds, and six sponsors of unit investment trusts. Its mutual fund members have 86.6 million individual shareholders and manage approximately $7.2 trillion in investor assets. The quotation above is excerpted from a paper entitled *Understanding the Role of Mutual Fund Directors*, available on the ICI's website at http://www.ici.org/issues/dir/bro_mf_directors.pdf.

President and Chief Executive Officer of BMR, EVM, Eaton Vance and EV, is also the trustee and/or officer of 195 registered investment companies in the Eaton Vance fund complex (both master and feeder funds in the master-feeder structure), including the Eaton Vance Growth Trust. Other trustees responsible for management of the Eaton Vance Growth Trust oversaw between 192 and 195 portfolios in the Eaton Vance fund complex.

72. In exchange for creating and managing the Eaton Vance Funds, the Investment Adviser Defendants charged the Eaton Vance Funds a variety of fees, each of which was calculated as a percentage of assets under management. Hence, the more money invested in the funds, the greater the fees paid to Eaton Vance. In theory, the fees charged to fund investors are negotiated at arm's-length between the fund board and the investment management company and must be approved by the independent members of the board. However, as a result of the Trustee Defendants' dependence on the investment management company, and its failure to properly manage the investment advisers, millions of dollars in Eaton Vance Funds assets were transferred through fees payable from Eaton Vance Funds assets to the Investment Adviser Defendants that were of no benefit to fund investors.

73. These practices proved to be enormously profitable **for Eaton Vance** at the expenses of plaintiffs and other members of the Class who had invested in the Eaton Vance Funds. In this regard, a *Forbes* article published on September 15, 2003, stated as follows:

> The average net profit margin at publicly held mutual fund firms was 18.8% last year, blowing away the 14.9% margin for the financial industry overall . . . . [f]or the most part, customers do not enjoy the benefits of the economies of scale created by having larger funds. **Indeed, once a fund reaches a certain critical mass, the directors know that there is no discernible benefit from having the fund become bigger by drawing in more investors; in fact, they know the opposite to be true - once a fund becomes too large it loses the ability to trade in and out of positions without hurting its investors.**

> **The [mutual fund] business grew 71-fold (20 fold in real terms) in the two decades through 1999, yet costs as a percentage of assets somehow managed to go up 29%. . . .** Fund vendors have a way of stacking their boards with rubber stamps. As famed investor Warren Buffett opines in Berkshire Hathaway's 2002 annual report: 'Tens of thousands of "independent" directors, over more than six decades, have failed miserably.' A genuinely independent board would occasionally fire an incompetent or overcharging fund advisor. That happens just about never." [Emphasis added.]

74. Plaintiff and other members of the class never knew, nor could they have known, from reading the fund prospectuses or otherwise, of the extent to which the Investment Adviser Defendants were using directed brokerage, commissions and so-called 12b-1 fees to improperly siphon assets from the funds.

The Investment Adviser Defendants Used
<u>Rule 12b-1 Marketing Fees For Improper Purposes</u>

75. Rule 12b-1, promulgated by the SEC pursuant to the Investment Company Act, prohibits mutual funds from directly or indirectly distributing or marketing their own shares unless certain enumerated conditions set forth in Rule 12b-1 are met. The Rule 12b-1 conditions, among others, are that payments for marketing must be made pursuant to a written plan "describing all material aspects of the proposed financing of distribution;" all agreements with any person relating to implementation of the plan must be in writing; the plan must be approved by a vote of the majority of the board of directors; and the board of directors must review, at least quarterly, "a written report of the amounts so expended and the purposes for which such expenditures were made." Additionally, the directors "have a duty to request and evaluate, and any person who is a party to any agreement with such company relating to such plan shall have a duty to furnish, such information as may reasonably be necessary to an informed determination of whether the plan should be implemented or continued." The directors may continue the plan "only if the board of directors who vote to approve such implementation

plans and the payments made pursuant to the Rule 12b-1 Plan, even though such payments not only harmed existing Eaton Vance Funds shareholders, but also were improperly used to induce brokers to breach their duties of loyalty to their prospective Eaton Vance Funds investors.

78. Moreover, at least five classes of Eaton Vance Funds were closed to new investors (the "Closed Funds") and, consequently, the so-called 12b-1 fees simply could not have been used to market and distribute them. Nevertheless, the Investment Adviser Defendants received Rule 12b-1 fees charged to the Closed Funds. The Closed Funds that charged such Rule 12b-1 fees are: Eaton Vance Tax-Managed Growth 1.1 Fund Classes A, B and C; and Eaton Vance Tax-Managed Small-Cap Growth 1.1 Fund Classes B and C.

79. As discussed throughout this Complaint, in violation of Rule 12b-1 and Section 28(e) of the Exchange Act, defendants made additional undisclosed payments to brokers, in the form of excess commissions, that were not disclosed or authorized by the Eaton Vance Funds Rule 12b-1 plan.

Improper Use of "Soft Dollars": The Investment Adviser Defendants Charged <u>Their Overhead To Eaton Vance Funds Investors</u>

80. Investment advisers routinely pay broker commissions on the purchase and sale of fund securities, and such commissions may, under certain circumstances, properly be used to purchase certain other services from brokers as well. Specifically, the Section 28(e) "safe harbor" provision of the Exchange Act carves out an exception to the rule that requires investment management companies to obtain the best possible execution price for their trades. Section 28(e) provides that fund managers shall not be deemed to have breached their fiduciary duties "solely by reason of [their] having caused the account to pay a . . . broker . . . in excess of the amount of commission another . . . broker . . . would have charged for effecting the transaction, if such person determined **in good faith** that the amount of the commission is

reasonable in relation to the value of the brokerage and research services provided." 15 U.S.C. §28(e) (emphasis added). In other words, funds are allowed to include in "commissions" payment for not only purchase and sales execution, but also for specified services, which the SEC has defined to include, "any service that provides lawful and appropriate assistance to the money manager in the performance of his investment decision-making responsibilities." The commission amounts charged by brokerages to investment advisers in excess of the purchase and sale charges are known within the industry as "Soft Dollars."

81. The Investment Adviser Defendants went far beyond what is permitted by the Section 28(e) safe harbor. The Investment Adviser Defendants used Soft Dollars to pay overhead costs (for items such as computer hardware and software) thus charging Eaton Vance Funds investors for costs not covered by the Section 28(e) safe harbor and that, consistent with the investment advisers' fiduciary duties, properly should have been borne by the Investment Adviser Defendants.

The Improper Use of Excessive Commissions

82. As detailed above, the Investment Adviser Defendants also paid excessive commissions to broker dealers on top of any illegitimate Soft Dollars to steer their clients to Eaton Vance Funds and directed brokerage business to firms that favored Eaton Vance Funds. Such payments and directed-brokerage payments were used to fund sales contests and other undisclosed financial incentives to push Eaton Vance Funds. These incentives created an undisclosed conflict of interest and caused brokers to steer clients to Eaton Vance Funds regardless of the funds' investment quality relative to other investment alternatives and to thereby breach their duties of loyalty. By paying the excessive brokerage commissions, the

Investment Adviser Defendants additionally violated Section 12 of the Investment Company Act, because such payments were not made pursuant to a valid Rule 12b-1 plan.

83. The excessive commissions did not fund any services that benefited the Eaton Vance Funds shareholders. This practice materially harmed plaintiffs and other members of the Class from whom the illegitimate and improper fees under the guise of so-called Soft Dollars and excessive commissions were taken.

Demand on the Boards to Take Corrective Action Would Be Futile

84. Plaintiffs have not made any demand on the Boards of Trustees (the "Boards") to institute this action. Such demand would be a futile and useless act because the Boards are incapable of making an independent and disinterested decision for the following reasons:

85. As alleged in detail herein, each of the Trustee Defendants was appointed by, and serves at the pleasure of, the Investment Adviser Defendants. Each of the Trustee Defendants is controlled by and beholden to the Investment Adviser Defendants for their positions and substantial compensation as Trustees. Accordingly, each of the Trustee Defendants is incapable of evaluating a demand independently and disinterestedly.

86. As alleged in detail herein, each of the Trustee Defendants knowingly participated in, approved, and/or recklessly disregarded the wrongs complained of herein. The conduct of the Trustee Defendants was in breach of their fiduciary duties and could not have been an exercise of good faith business judgment.

87. For example, each of the Trustee Defendants received substantial payments and benefits by virtue of their membership on one or more Boards and their control of hundreds of Eaton Vance Funds, as follows:

a) Defendant Bibliowicz oversaw 193 Portfolios and received compensation of at least $160,000 in each of the last three years;

b) Defendant Hayes oversaw 195 Portfolios and received compensation of at least $170,000 in each of the last three years. During his tenure as a Trustee since 1986, he received millions of dollars in compensation and other benefits;

c) Defendant Reamer oversaw 195 Portfolios and received compensation of at least $160,000 in each of the last three years. During his tenure as a Trustee since 1985, he received millions of dollars in compensation and other benefits;

d) Defendant Stout oversaw 195 Portfolios and received compensation of at least $160,000 in each of the last three years;

e) Defendant Park oversaw 192 Portfolios and received compensation of $160,000 in 2003; and

f) Defendant Pearlman oversaw 192 Portfolios and received compensation of $160,000 in 2003.

88. Each of the Trustee Defendants has thus benefited from the wrongdoing herein alleged and has engaged in such conduct to preserve his or her positions of control and the benefits thereof.

89. Each of the Trustee Defendants continues to serve as a Trustee, and the Trustee Defendants comprise the Boards. As disclosed in the Prospectuses, Defendants Bibliowicz and Hawkes are admittedly non-independent due to their positions with Eaton Vance, the Investment Adviser Defendants and/or their affiliates. Defendants Hawkes, Reamer, and Hayes have served as Trustees of one or more Eaton Vance Funds since 1982, 1985, and 1986, respectively. Thus, in order to bring this action for breaching their fiduciary duties, the Trustee Defendants would be required to sue themselves and their fellow Trustees with whom they have had close business and personal relationships for nearly 20 years. Accordingly, a majority of the Boards is incapable of evaluating a demand independently and disinterestedly.

The Prospectuses Were Materially False And Misleading

90. Plaintiffs and other members of the Class were entitled to, and did receive, one or more of the prospectuses (the "Prospectuses"), pursuant to which the Eaton Vance Funds shares were offered, each of which contained substantially the same materially false and misleading statements and omissions regarding 12b-1 fees, commissions and Soft Dollars.

91. As stated above, the Statement of Additional Information, referred to in the Eaton Vance Funds' prospectuses and available to the investor upon request, stated as follows with respect to Soft Dollars:

> In considering the renewal of the investment advisory agreement(s) between the Portfolios and the investment adviser, the Special Committee [of the Board of Trustees] considered, among other things, the following: [...]
>
> **The allocation of brokerage, including allocations to soft dollar brokerage and allocations to firms that sell Eaton Vance fund shares;** [...]

92. The Statement of Additional Information also stated the following with respect to Soft Dollars, revenue sharing and directed brokerage:

> Subject to the requirement that the investment adviser shall use its best efforts to seek and execute portfolio security transactions at advantageous prices and at reasonably competitive spreads or commission rates, the investment adviser is authorized to consider as a factor in the selection of any broker-dealer firm with whom portfolio orders may be placed the fact that such firm has sold or is selling Fund shares or shares of other investment companies sponsored by the investment adviser or its affiliates. **This policy is not inconsistent with a rule of the NASD, which rule provides that no firm which is a member of the NASD shall favor or disfavor the distribution of shares of any particular investment company or group of investment companies on the basis of brokerage commissions received or expected by such firm from any source.**

93. The Prospectuses failed to disclose and misrepresented, *inter alia,* the following material and damaging adverse facts which damaged plaintiffs and other members of the Class:

(a) that the Investment Adviser Defendants authorized the payment from fund assets of excessive commissions to broker dealers in exchange for preferential marketing services and that such payments were in breach of their fiduciary duties, in violation of Section 12(b) of the Investment Company Act, and unprotected by any "safe harbor";

(b) that the Investment Adviser Defendants directed brokerage payments to firms that favored Eaton Vance Funds, which was a form of marketing that was not disclosed in or authorized by the Eaton Vance Funds Rule 12b-1 Plan;

(c) that the Eaton Vance Funds Rule 12b-1 Plan was not in compliance with Rule 12b-1, and that payments made pursuant to the plan were in violation of Section 12 of the Investment Company Act because, among other reasons, the plan was not properly evaluated by the Trustee Defendants and there was not a reasonable likelihood that the plan would benefit the company and its shareholders;

(d) that by paying brokers to aggressively steer their clients to Eaton Vance Funds, the Investment Adviser Defendants were knowingly aiding and abetting a breach of fiduciary duties, and profiting from the brokers' improper conduct;

(e) that any economies of scale achieved by marketing of the Eaton Vance Funds to new investors were not passed on to Eaton Vance Funds investors; on the contrary, as the Eaton Vance Funds grew, fees charged to Eaton Vance Funds investors continued to increase;

(f) that defendants improperly used Soft Dollars and excessive commissions, paid from Eaton Vance Funds assets, to pay for overhead expenses the cost of which should have been borne by Eaton Vance and not Eaton Vance Funds investors; and

(g) that the Trustee Defendants had abdicated their duties under the Investment Company Act and their common law fiduciary duties, that they failed to monitor and supervise the Investment Adviser Defendants and that, as a consequence, the Investment Adviser Defendants were able to systematically skim millions of dollars from the Eaton Vance Funds.

CLASS ACTION ALLEGATIONS

94. Plaintiffs bring certain of these claims as a class action pursuant to Federal Rule of Civil Procedure 23(a) and (b)(3) on behalf of a Class, consisting of all persons or entities who purchased, redeemed or held shares or like interests in any of the Eaton Vance Funds between January 30, 1999 and November 17, 2003, inclusive, and who were damaged thereby (the "Class"). Excluded from the Class are defendants, members of their immediate families and their legal representatives, heirs, successors or assigns and any entity in which defendants have or had a controlling interest.

95. The members of the Class are so numerous that joinder of all members is impracticable. While the exact number of Class members is unknown to plaintiffs at this time and can only be ascertained through appropriate discovery, plaintiffs believe that there are many thousands of members in the proposed Class. Record owners and other members of the Class may be identified from records maintained by EVD, the Eaton Vance Funds and the Investment Adviser Defendants and may be notified of the pendency of this action by mail, using the form of notice similar to that customarily used in securities class actions.

96. Plaintiffs' claims are typical of the claims of the members of the Class as all members of the Class are similarly affected by defendants' wrongful conduct in violation of federal law that is complained of herein.

97. Plaintiffs will fairly and adequately protect the interests of the members of the Class and have retained counsel competent and experienced in class and securities litigation.

INVESTMENT COMPANY ACT CLAIMS

COUNT I

AGAINST THE INVESTMENT ADVISER DEFENDANTS AND TRUSTEE DEFENDANTS FOR VIOLATIONS OF SECTION 34(B) OF THE INVESTMENT COMPANY ACT ON BEHALF OF THE CLASS

100. Plaintiffs repeat and reallege each and every allegation contained above as if fully set forth herein.

101. This Count is asserted against the Investment Adviser Defendants in their role as investment advisers to the Eaton Vance Funds and against the Trustee Defendants for their role in the creation of the materially false and misleading Prospectuses.

102. The Investment Adviser Defendants and Trustee Defendants made untrue statements of material fact in registration statements and reports filed and disseminated pursuant to the Investment Company Act and omitted to state facts necessary to prevent the statements made therein, in light of the circumstances under which they were made, from being materially false and misleading. The Investment Adviser Defendants and Trustee Defendants failed to disclose the following:

(a) that the Investment Adviser Defendants authorized the payment from fund assets of excessive commissions to broker dealers in exchange for preferential marketing services and that such payments were in breach of their fiduciary duties, in violation of Section 12(b) of the Investment Company Act, and unprotected by any "safe harbor";

(b) that the Investment Adviser Defendants improperly directed brokerage payments to firms that favored Eaton Vance Funds, which constituted a form of marketing that was not disclosed in or authorized by the Eaton Vance Funds Rule 12b-1 Plan;

(c) that the Eaton Vance Funds Rule 12b-1 Plan was not in compliance with Rule 12b-1, and that payments made pursuant to the plan were in violation of Section 12(b) of the Investment Company Act because, among other reasons, the plan was not properly evaluated by the Trustee Defendants and there was not a reasonable likelihood that the plan would benefit the company and its shareholders;

(d) that by paying brokers to aggressively steer their clients to Eaton Vance Funds, the Investment Adviser Defendants were knowingly aiding and abetting a breach of fiduciary duties, and profiting from the brokers' improper conduct;

(e) that any economies of scale achieved by marketing of the Eaton Vance Funds to new investors were not passed on to Eaton Vance Funds investors; on the contrary, as the Eaton Vance Funds grew, fees charged to Eaton Vance Funds investors continued to increase;

(f) that defendants improperly used Soft Dollars and excessive commissions, paid from Eaton Vance Funds assets, to pay for overhead expenses the cost of which should have been borne by Eaton Vance and not Eaton Vance Funds investors; and

(g) that the Trustee Defendants had abdicated their duties under the Investment Company Act and their common law fiduciary duties, that the Trustee Defendants failed to monitor and supervise the Investment Adviser Defendants and that, as a consequence, the Investment Adviser Defendants were able to systematically skim millions of dollars from the Eaton Vance Funds.

103. By reason of the conduct described above, the Investment Adviser Defendants and the Trustee Defendants violated Section 34(b) of the Investment Company Act.

104. As a direct, proximate and foreseeable result of the Investment Adviser Defendants' and Trustee Defendants' violation of Section 34(b) of the Investment Company Act, Eaton Vance Funds investors have incurred damages.

105. Plaintiffs and the other members of the Class have been specially injured by Defendants' violations of Section 34(b) of the Investment Company Act. Such injuries were suffered directly by the shareholders, rather than by the Eaton Vance Funds themselves.

106. The Investment Adviser Defendants and Trustee Defendants, individually and in concert, directly and indirectly, by the use, means or instrumentalities of interstate commerce and/or of the mails, engaged and participated in a continuous course of conduct to conceal such adverse material information.

COUNT II

AGAINST EVD, THE INVESTMENT ADVISER DEFENDANTS AND THE TRUSTEE DEFENDANTS PURSUANT TO SECTION 36(B) OF THE INVESTMENT COMPANY ACT DERIVATIVELY ON BEHALF OF THE EATON VANCE FUNDS

107. Plaintiffs repeat and reallege each and every allegation contained above and otherwise incorporate the allegations contained above.

108. This Count is brought by the Class (as Eaton Vance Funds securities holders) on behalf of the Eaton Vance Funds against EVD, the Investment Adviser Defendants and the Trustee Defendants for breach of their fiduciary duties as defined by Section 36(b) of the Investment Company Act.

109. EVD, the Investment Adviser Defendants and the Trustee Defendants had a fiduciary duty to the Eaton Vance Funds and the Class with respect to the receipt of compensation for services and of payments of a material nature made by and to EVD, the Investment Adviser Defendants and the Trustee Defendants.

110. EVD, the Investment Adviser Defendants and the Trustee Defendants violated Section 36(b) by improperly charging investors in the Eaton Vance Funds purported Rule 12b-1 marketing fees, and by drawing on Eaton Vance Funds assets to make undisclosed payments of Soft Dollars and excessive commissions, as defined herein, in violation of Rule 12b-1.

111. By reason of the conduct described above, EVD, the Investment Adviser Defendants and the Trustee Defendants violated Section 36(b) of the Investment Company Act.

112. As a direct, proximate and foreseeable result of EVD's, the Investment Adviser Defendants' and the Trustee Defendants' breaches of fiduciary duties in their roles as principal underwriter, investment advisers, and trustees and officers, respectively, to Eaton Vance Funds investors, Eaton Vance Funds and the Class have incurred millions of dollars in damages.

113. Plaintiffs, in this count, seek to recover improper Rule 12b-1 fees, Soft Dollars, excessive commissions and the management fees charged the Eaton Vance Funds by EVD, the Investment Adviser Defendants and the Trustee Defendants.

COUNT III

AGAINST EATON VANCE, EV AND EVM (AS CONTROL PERSONS OF EVD), EATON VANCE AND EV (AS CONTROL PERSONS OF EVM AND BMR), LGML (AS A CONTROL PERSON OF LGM) AND THE TRUSTEE DEFENDANTS (AS CONTROL PERSONS OF THE INVESTMENT ADVISER DEFENDANTS) FOR VIOLATION OF SECTION 48(A) OF THE INVESTMENT COMPANY ACT BY THE CLASS AND DERIVATIVELY ON BEHALF OF THE EATON VANCE FUNDS

114. Plaintiffs repeat and reallege each and every allegation contained above as if fully set forth herein.

115. This Count is brought pursuant to Section 48(a) of the Investment Company Act against Eaton Vance, EV and EVM as control persons of EVD; Eaton Vance and EV as control persons of EVM and BMR; LGML as a control person of LGM; and the Trustee Defendants as control persons of the Investment Adviser Defendants, who caused EVD and the Investment Adviser Defendants to commit the violations of the Investment Company Act alleged herein. It is appropriate to treat these defendants as a group for pleading purposes and to presume that the misconduct complained of herein are the collective actions of Eaton Vance, EV, EVM, BMR, LGML and the Trustee Defendants.

116. EVD is liable under Section 36(b) of the Investment Company Act to the Eaton Vance Funds as set forth herein.

117. The Investment Adviser Defendants are liable under Section 34(b) of the Investment Company Act to the Class and under Section 36(b) of the Investment Company Act to the Eaton Vance Funds as set forth herein.

118. Each of Eaton Vance, EV, EVM, BMR, LGML and the Trustee Defendants were "control persons" of EVD and the Investment Adviser Defendants and caused the violations complained of herein. By virtue of their positions of operational control and/or authority over the Investment Adviser Defendants, Eaton Vance, EV, EVM, BMR, LGML and the Trustee Defendants directly and indirectly, had the power and authority, and exercised the same, to cause EVD and the Investment Adviser Defendants to engage in the wrongful conduct complained of herein.

119. Pursuant to Section 48(a) of the Investment Company Act, by reason of the foregoing, Eaton Vance, EV, EVM, BMR, LGML and the Trustee Defendants are liable to plaintiffs to the same extent as are EVD and the Investment Adviser Defendants for their primary violations of Sections 34(b) and 36(b) of the Investment Company Act.

120. By virtue of the foregoing, The Eaton Vance Funds, plaintiffs and the other Class members are entitled to damages against Eaton Vance, EV, EVM, BMR, LGML and the Trustee Defendants.

INVESTMENT ADVISER ACT CLAIMS

COUNT IV

AGAINST THE INVESTMENT ADVISER DEFENDANTS UNDER SECTION 215 OF THE INVESTMENT ADVISERS ACT FOR VIOLATIONS OF SECTION 206 OF THE INVESTMENT ADVISERS ACT DERIVATIVELY ON BEHALF OF THE EATON VANCE FUNDS

121. Plaintiffs repeat and reallege each and every allegation contained above as if fully set forth herein.

122. This Count is based upon Section 215 of the Investment Advisers Act, 15 U.S.C. §80b-15.

123. The Investment Adviser Defendants served as "investment advisers" to the Eaton Vance Funds and other members of the Class pursuant to the Investment Advisers Act.

124. As fiduciaries pursuant to the Investment Advisers Act, the Investment Adviser Defendants were required to serve the Eaton Vance Funds in a manner in accordance with the federal fiduciary standards set forth in Section 206 of the Investment Advisers Act, 15 U.S.C. §80b-6, governing the conduct of investment advisers.

125. During the Class Period, the Investment Adviser Defendants breached their fiduciary duties to the Eaton Vance Funds by engaging in a deceptive contrivance, scheme, practice and course of conduct pursuant to which they knowingly and/or recklessly engaged in acts, transactions, practices and courses of business which operated as a fraud upon the Eaton Vance Funds. As detailed above, the Investment Adviser Defendants skimmed money from the Eaton Vance Funds by charging and collecting fees from the Eaton Vance Funds in violation of the Investment Company Act and the Investment Advisers Act. The purpose and effect of said scheme, practice and course of conduct was to enrich the Investment Adviser Defendants, among other defendants, at the expense of the Eaton Vance Funds. The Investment Adviser Defendants

breached their fiduciary duties owed to the Eaton Vance Funds by engaging in the aforesaid transactions, practices and courses of business knowingly or recklessly so as to constitute a deceit and fraud upon the Eaton Vance Funds.

126. The Investment Adviser Defendants are liable as direct participants in the wrongs complained of herein. The Investment Adviser Defendants, because of their position of authority and control over the Eaton Vance Funds were able to and did control the fees charged to and collected from the Eaton Vance Funds and otherwise control the operations of the Eaton Vance Funds.

127. The Investment Adviser Defendants had a duty to (1) disseminate accurate and truthful information with respect to the Eaton Vance Funds; and (2) truthfully and uniformly act in accordance with their stated policies and fiduciary responsibilities to the Eaton Vance Funds. The Investment Adviser Defendants participated in the wrongdoing complained of herein in order to prevent the Eaton Vance Funds from knowing of the Investment Adviser Defendants' breaches of fiduciary duties including: (1) the charging of the Eaton Vance Funds and Eaton Vance Funds investors improper Rule 12b-1 marketing fees; (2) making improper undisclosed payments of Soft Dollars; (3) making unauthorized use of "directed brokerage" as a marketing tool; and (4) charging the Eaton Vance Funds for excessive and improper commission payments to brokers.

128. As a result of the Investment Advisers' multiple breaches of their fiduciary duties owed to the Eaton Vance Funds, the Eaton Vance Funds were damaged.

129. The Eaton Vance Funds are entitled to rescind their investment advisory contracts with the Investment Adviser Defendants and recover all fees paid in connection with their enrollment pursuant to such agreements.

NEW YORK GENERAL BUSINESS LAW §349 CLAIMS

COUNT V

AGAINST ALL DEFENDANTS FOR VIOLATION OF NEW YORK GENERAL BUSINESS LAW §349

130. Plaintiffs repeat and reallege each and every allegation contained above as if fully set forth herein.

131. This Count is brought pursuant to Section 349(h) of the New York General Business Law against all defendants who misrepresented and omitted to inform Plaintiffs and the Class through uniform materials, and/or participated in the deceptive acts and practices alleged of herein, that fees paid by class members would be used for purposes other than that which they were actually used. It is appropriate to treat these defendants as a group for pleading purposes and to presume that the misconduct complained of herein is the collective actions of all defendants.

132. Plaintiffs and other members of the Class never knew, nor could they have known, from reading the Fund prospectuses or otherwise, of the extent to which the Investment Adviser Defendants were using so-called 12b-1 fees, directed brokerage (as defined above) and commissions to improperly and illegally siphon assets from the Funds.

133. These omissions, misrepresentations and practices alleged herein were unfair and deceptive when made and were made with the intent to, and did, (a) deceive Plaintiffs and the members of the Class, and (b) induce plaintiffs and members of the Class to purchase and hold the Funds, in violation of Section 349.

134. By virtue of the foregoing, plaintiffs and other Class members are entitled to damages against all Defendants.

BREACH OF FIDUCIARY DUTY CLAIMS

COUNT VI

BREACH OF FIDUCIARY DUTY AGAINST THE INVESTMENT ADVISER DEFENDANTS ON BEHALF OF THE CLASS

135. Plaintiffs repeat and reallege each of the preceding allegations as though fully set forth herein.

136. As advisers to the Eaton Vance Funds, the Investment Adviser Defendants were fiduciaries to the plaintiffs and other members of the Class and were required to act with the highest obligations of good faith, loyalty, fair dealing, due care and candor.

137. As set forth above, the Investment Adviser Defendants breached their fiduciary duties to plaintiffs and the Class.

138. Plaintiffs and the Class have been specially injured as a direct, proximate and foreseeable result of such breach on the part of the Investment Adviser Defendants and have suffered substantial damages.

139. Because the Investment Adviser Defendants acted with reckless and willful disregard for the rights of plaintiffs and other members of the Class, the Investment Adviser Defendants are liable for punitive damages in an amount to be determined by the jury.

COUNT VII

BREACH OF FIDUCIARY DUTY AGAINST THE TRUSTEE DEFENDANTS ON BEHALF OF THE CLASS

140. Plaintiffs repeat and reallege each of the preceding allegations as though fully set forth herein.

141. As Eaton Vance Funds trustees, the Trustee Defendants had a fiduciary duty to the Eaton Vance Funds and Eaton Vance Funds investors to supervise and monitor the Investment Adviser Defendants.

142. The Trustee Defendants breached their fiduciary duties by reason of the acts alleged herein, including their knowing or reckless failure to prevent the Investment Adviser Defendants from (1) charging the Eaton Vance Funds and Eaton Vance Funds investors improper Rule 12b-1 marketing fees; (2) making improper undisclosed payments of Soft Dollars; (3) making unauthorized use of "directed brokcrage" as a marketing tool; and (4) charging the Eaton Vance Funds for excessive and improper commission payments to brokers.

143. Plaintiffs and the Class have been specially injured as a direct, proximate and foreseeable result of such breach on the part of the Trustee Defendants and have suffered substantial damages.

144. Because the Investment Adviser Defendants acted with reckless and willful disregard for the rights of Plaintiffs and other members of the Class, the Trustee Defendants are liable for punitive damages in an amount to be determined by the jury.

COUNT VIII

AIDING AND ABETTING A BREACH OF FIDUCIARY DUTY AGAINST ALL DEFENDANTS ON BEHALF OF THE CLASS

145. Plaintiffs repeat and reallege each of the preceding allegations as though fully set forth herein.

146. At all relevant times herein, the brokerages that sold Eaton Vance Funds had fiduciary duties of loyalty to their clients, including plaintiffs and other members of the Class.

147. The Defendants knew or should have known that the brokerages had these fiduciary duties.

148. By accepting improper Rule 12b-1 fees, Soft Dollars and excessive commissions in exchange for aggressively pushing Eaton Vance Funds, and by failing to disclose the receipt

of such fees, the brokerages breached their fiduciary duties to plaintiffs and the other members of the Class.

149. The defendants possessed actual or constructive knowledge that the brokerages were breaching their fiduciary duties, but nonetheless perpetrated the scheme alleged herein.

150. Defendants' actions, as described in this complaint, were a substantial factor in causing the losses suffered by plaintiffs and the other members of the Class. By participating in the brokerages' breaches of fiduciary duties, defendants are liable therefor.

151. As a direct, proximate and foreseeable result of defendants' knowing participation in the brokerages' breaches of fiduciary duties, plaintiffs and the Class have suffered damages.

152. Because defendants acted with reckless and willful disregard for the rights of plaintiffs and other members of the Class, defendants are liable for punitive damages in an amount to be determined by the jury.

UNJUST ENRICHMENT CLAIMS

COUNT IX

AGAINST ALL DEFENDANTS FOR UNJUST ENRICHMENT ON BEHALF OF THE CLASS

153. Plaintiffs repeat and reallege each of the preceding allegations as though fully set forth herein.

154. Defendants have benefited from their unlawful acts through the excessive and improper fees they charged and received from plaintiffs and the other members of the Class. It would be inequitable for defendants to be permitted to retain the benefit of these overpayments, which were conferred by plaintiffs and the other members of the Class and retained by defendants.

PRAYER FOR RELIEF

WHEREFORE, plaintiffs pray for relief and judgment, as follows:

A. Determining that this action is a proper class action and certifying plaintiffs as the Class representatives and plaintiffs' counsel as Class Counsel as pursuant to Rule 23 of the Federal Rules of Civil Procedure;

B. Awarding compensatory damages in favor of plaintiffs and the other Class members against all defendants, jointly and severally, for all damages sustained as a result of defendants' wrongdoing, in an amount to be proven at trial, including interest thereon;

C. Awarding punitive damages in favor of plaintiffs and the other Class members against all defendants, jointly and severally, for all damages sustained as a result of defendants' wrongdoing, in an amount to be proven at trial, including interest thereon;

D. Awarding the Eaton Vance Funds rescission of their contracts with the Investment Adviser Defendants, including recovery of all fees which would otherwise apply, and recovery of all fees paid to the Investment Adviser Defendants;

E. Ordering an accounting of all Eaton Vance Fund related fees, commissions, and Soft Dollar payments;

F. Ordering restitution of all unlawfully or discriminatorily-obtained fees and charges;

G. Awarding such other and further relief as this Court may deem just and proper, including any extraordinary equitable and/or injunctive relief as permitted by law or equity to attach, impound or otherwise restrict the defendants' assets to assure that plaintiffs and the Class have an effective remedy;

H. Awarding plaintiffs and the Class their reasonable costs and expenses incurred in this action, including counsel fees and expert fees; and

I. Such other and further relief as the Court may deem just and proper.

JURY TRIAL DEMANDED

Plaintiffs hereby demand a trial by jury.

Dated: June 9, 2004

MILBERG WEISS BERSHAD & SCHULMAN LLP

By [signature]
Steven G. Schulman (SS – 2561)
Janine L. Pollack (JP – 0178)
Kim E. Levy (KL – 6996)
Michael R. Reese (MR – 3183)
One Pennsylvania Plaza
New York, New York 10119
(212) 594-5300

Plaintiffs' Lead Counsel

MURRAY, FRANK & SAILER, LLP
Brian P. Murray (BM-9954)
Eric J. Belfi (EB – 8895)
275 Madison Avenue - Suite 801
New York, New York 10016
(212) 682-1818

WEISS & YOURMAN
Joseph H. Weiss (JW – 4534)
Richard A. Acocelli (RA – 2029)
551 Fifth Avenue
New York, New York 10176
(212) 682-3025

SCHIFFRIN & BARROWAY, LLP
Marc A. Topaz
Robert B. Weiser
Three Bala Plaza East - Suite 400
Bala Cynwyd, Pennsylvania 19004
(610) 667-7706

DAVID B. KAHN & ASSOCIATES, LTD.
David B. Kahn
Mark King
One Northfield Plaza, Suite 100
Northfield, Illinois 60093
(847) 501-5083

Plaintiffs' Executive Committee

FRUCHTER & TWERSKY
Jack G. Fruchter (JGF – 8435)
One Pennsylvania Plaza
Suite 1910
New York, New York 10119
(212) 279-5050

STULL STULL & BRODY
Jules Brody (JB – 9151)
Aaron Brody (AB – 5850)
Tzivia Brody (TB – 7268)
6 East 45th Street
New York, New York 10017
(212) 687-7230

LAW OFFICES OF CHARLES J. PIVEN, P.A.
Charles J. Piven
The World Trade Center - Baltimore
Suite 2525
401 East Pratt Street
Baltimore, Maryland 21202
(410) 332-0030

GLANCY BINKOW & GOLDBERG LLP
Michael M. Goldberg
1801 Avenue of the Stars - Suite 311
Los Angeles, California 90067
(310) 201-9150

WECHSLER HARWOOD LLP
Robert Ira Harwood
Samuel K. Rosen
488 Madison Avenue, 8th Floor
New York, New York 10022
(212) 935-7400

Additional Plaintiffs' Counsel

EXHIBIT A

THE EATON VANCE FUNDS

Eaton Vance Tax-Managed Growth Fund 1.2
Eaton Vance Tax-Managed Growth Fund 1.1
Eaton Vance Tax-Managed Growth Fund 1.0
Eaton Vance Tax-Managed Dividend Income Fund
Eaton Vance Tax-Managed Equity Asset Allocation Fund
Eaton Vance Tax-Managed International Growth Fund
Eaton Vance Tax-Managed Mid-Cap Core Fund
Eaton Vance Tax-Managed Multi-Cap Opportunity Fund
Eaton Vance Tax-Managed Small-Cap Growth Fund 1.2
Eaton Vance Tax-Managed Small-Cap Growth Fund 1.1
Eaton Vance Tax-Managed Small-Cap Value Fund
Eaton Vance Tax-Managed Value Fund
Eaton Vance Balanced Fund
Eaton Vance Growth Fund
Eaton Vance Large-Cap Core Fund
Eaton Vance Atlanta Cap Large-Cap Growth Fund
Eaton Vance Large-Cap Value Fund
Eaton Vance Atlanta Cap Small-Cap Fund
Eaton Vance Small-Cap Growth Fund
Eaton Vance Small-Cap Value Fund
Eaton Vance Special Equities Fund
Eaton Vance Utilities Fund
Eaton Vance Asian Small Companies Fund
Eaton Vance Emerging Markets Fund
Eaton Vance Greater China Growth Fund
Eaton Vance Greater India Fund
Eaton Vance Global Growth Fund
Eaton Vance Worldwide Health Science Fund
Eaton Vance Advisers Senior Floating-Rate Fund
Eaton Vance Atlanta Capital Intermediate Bond Fund
Eaton Vance Classic Senior Floating-Rate Fund
Eaton Vance Floating-Rate Fund
Eaton Vance Floating-Rate High Income Fund
Eaton Vance Government Obligations Fund
Eaton Vance High Income Fund
Eaton Vance Income Fund of Boston
Eaton Vance Institutional Senior Floating-Rate Fund
Eaton Vance Low Duration Fund
Eaton Vance Prime Rate Reserves
Eaton Vance Strategic Income Fund
Eaton Vance High Yield Municipals Fund
Eaton Vance Municipal Bond Fund
Eaton Vance National Limited Maturity Municipals Fund
Eaton Vance National Municipals Fund

Eaton Vance Alabama Municipals Fund
Eaton Vance Arizona Municipals Fund
Eaton Vance Arkansas Municipals Fund
Eaton Vance California Limited Maturity Municipals Fund
Eaton Vance California Municipals Fund
Eaton Vance Colorado Municipals Fund
Eaton Vance Connecticut Municipals Fund
Eaton Vance Florida Insured Municipals Fund
Eaton Vance Florida Limited Maturity Municipals Fund
Eaton Vance Florida Municipals Fund
Eaton Vance Georgia Municipals Fund
Eaton Vance Hawaii Municipals Fund
Eaton Vance Kansas Municipals Fund
Eaton Vance Kentucky Municipals Fund
Eaton Vance Louisiana Municipals Fund
Eaton Vance Maryland Municipals Fund
Eaton Vance Massachusetts Municipals Fund
Eaton Vance Massachusetts Limited Maturity Municipals Fund
Eaton Vance Michigan Municipals Fund
Eaton Vance Minnesota Municipals Fund
Eaton Vance Mississippi Municipals Fund
Eaton Vance Missouri Municipals Fund
Eaton Vance New Jersey Limited Maturity Municipals Fund
Eaton Vance New Jersey Municipals Fund
Eaton Vance New York Limited Maturity Municipals Fund
Eaton Vance New York Municipals Fund
Eaton Vance North Carolina Municipals Fund
Eaton Vance Ohio Limited Maturity Municipals Fund
Eaton Vance Ohio Municipals Fund
Eaton Vance Oregon Municipals Fund
Eaton Vance Pennsylvania Limited Maturity Municipals Fund
Eaton Vance Pennsylvania Municipals Fund
Eaton Vance Rhode Island Municipals Fund
Eaton Vance South Carolina Municipals Fund
Eaton Vance Tennessee Municipals Fund
Eaton Vance Virginia Municipals Fund
Eaton Vance West Virginia Municipals Fund

CERTIFICATE OF SERVICE

I, Michael R. Reese, do hereby certify that, on June 9, 2004, I caused a true and correct copy of the Consolidated Amended Complaint to be served by Federal Express upon the following:

MURRAY, FRANK & SAILER LLP
Marvin L. Frank
Brian P. Murray
Eric J. Belfi
275 Madison Avenue
34th Floor
New York, NY 10016-1101
(212) 682-1818

WEISS & YOURMAN
Joseph H. Weiss
Richard A. Acocelli
551 Fifth Avenue
New York, NY 10176
(212) 682-3025

SCHIFFRIN & BARROWAY, LLP
Marc A. Topaz
Richard A. Maniskas
Robert B. Weiser
Three Bala Plaza East
Suite 400
Bala Cynwyd, PA 19004
(610) 667-7706

DAVID B. KAHN & ASSOCIATES, LTD.
David B. Kahn
Mark E. King
One Northfield Plaza, Suite 100
Northfield, IL 6009
(847) 501-5083

FRUCHTER & TWERSKY
Jack G. Fruchter
One Pennsylvania Plaza
Suite 1910
New York, NY 10119
(212) 279-5050

LAW OFFICES OF CHARLES J. PIVEN, P.A.
Charles J. Piven
Marshall N. Perkins
The World Trade Center – Baltimore
Suite 2525
401 East Pratt Street
Baltimore, MD 21202
(410) 332-0030

STULL STULL & BRODY
Jules Brody
Aaron Brody
Tzivia Brody
6 East 45th Street
New York, NY 10017
(212) 687-7230

GLANCY BINKOW & GOLDBERG LLP
Michael M. Goldberg
1801 Ave. of the Stars
Suite 311
Los Angeles, CA 90067
(310) 201-9150

WECHSLER HARWOOD LLP
Robert I. Harwood
Samuel K. Rosen
488 Madison Avenue, 8th Floor
New York, NY 10022
(212) 935-7400

KIRKPATRICK & LOCKHART LLP
Loren Schechter
David Pollok
599 Lexington Avenue
New York, NY 10022-6030
(212) 536-3900

KIRKPATRICK & LOCKHART LLP
Charles Lee Eisen
Jeffrey B. Maletta
Nicholas G. Terris
1800 Massachusetts Avenue, N.W.
2nd Floor
Washington, DC 20036-1800
(202) 778-9000

GOODWIN PROCTER LLP
Adam B. Michaels
599 Lexington Avenue
New York, NY 10022
(212) 813-8800

GOODWIN PROCTER LLP
James S. Dittmar
Stuart M. Glass (SG-6056)
Exchange Place
Boston, MA 02109-2881
(617) 570-1000

YURKO & SALVESEN, P.C.
Sanford F. Remz
One Washington Mall, 11th Floor
Boston, MA 02108-2603
(617) 723-6900

SHEARMAN & STERLING LLP
Tai H. Park
Adam S. Hakki
Piret Loone
599 Lexington Avenue
New York, NY 10022

Michael R. Reese